EXHIBIT 99.36


NEWS RELEASE  (Q2-03-11)                                           May 28, 2003
                                                                    Page 1 of 3



YAMANA RESOURCES INC.     Yamana to Acquire Brazilian Copper - Gold Project
                          ------------------------------------------------------

3151 E. 29th Ave.         Yamana Resources Inc. is pleased to announce that it
Spokane, WA 99223 U.S.A.  has agreed to acquire the development stage
Tel: (509) 838-6615       Chapada copper-gold project in Goias State, Brazil
Fax: (509) 838-0714       from Santa Elina Mines Corporation.

                    The Chapada copper-gold deposit, studied in detail in 1997 by Independent Mining Consultants (Tucson), Echo Bay Technical Services (Denver), and Lynn Canal Geological Services (Anchorage) using data from 856 drill holes (67,000 meters, mostly diamond core) on 100x50-meter and 50x50-meter grids, contains 2.95 billion pounds copper and 3.10 million ounces gold in 434.5 million tonnes of material grading 0.308% copper and 0.222 g/t gold. A feasibility study completed in 1997-98 by Kilborn (now SNC Lavalin), foresaw a large shallow open pit operation, the first 15 years of which will produce at least 1.6 billion pounds copper and
                    1.25 million ounces gold from 187.3 million tonnes grading 0.385% copper and 0.31 g/t gold.

                    The deposit is a flat-lying shallow tabular body with simple mineralogy; the ore is relatively friable, easily mineable, and free of deleterious impurities. Project development is supported by an exceptionally good infrastructure with ready access to power, transportation, labor, and support facilities. The SNC Lavalin feasibility study expected the 15-year operation to produce 12.7 million tonnes ore per year from a shallow open pit with a strip ratio of 0.43:1 waste to ore. The feasibility study recommended a starter pit for the first five years of production with grades expected to average 0.470% copper and 0.450 g/t gold. Costs over the 15-year mine life are estimated at US$190 per ounce equivalent gold (based on US$0.85/pound copper and US$325/ounce gold).

                    The Chapada acquisition includes 8,389 hectares of properties, consisting of the mine and other highly prospective exploration lands within a major world-class sized strong copper-gold surface geochemical anomaly. This anomaly, more than 50 kilometers long by 10 kilometers wide, contains a number of other known copper-gold or gold deposits, some with defined resources and a few with modest production histories. Most of this large area remains only sparsely explored; potential for significant gold or copper-gold discoveries is excellent.

                    The Chapada project studies and reports cited above present information which, in Yamana's opinion, is relevant, reliable, and the most recent available. However, Yamana advises that this is historical information which has yet to be verified in detail and there is no certainty that any economic resources will exist on these properties. The historical resources estimated in these reports use resource categories that do not conform to Canada's current National Instrument 43-101 standards so Yamana has downgraded these historical



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NEWS RELEASE (Q1-03-8) Continued                                   May 28, 2003
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                    resource  estimates to Inferred  Mineral  Resources  pending
                    completion  of  a  report   compliant  with  the  NI  43-101
                    standards. Yamana emphasizes that due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or part of any of these Inferred Mineral Resources will be upgraded to an Indicated or Measured Mineral Resource as a result of continued verification or continued exploration.

                    Watts Griffiths and McQuat has been retained to complete a Chapada project report compliant with the NI 43-101 standards. Additionally, Yamana will pay the costs, estimated at less than US$ 2 million, to update the SNC Lavalin feasibility study to bankable standards.

                    Yamana will acquire Chapada, at an initial valuation of US$ 35 million, through the issue of common shares at the issue price of the financing to be undertaken by Yamana as previously announced. As additional consideration, Santa Elina Mines will be entitled to be paid up to 47.5% of the Net Asset Value for the project (less the initial US $35 million) as determined in a valuation by an independent party upon completion of the bankable feasibility study. The additional consideration can be paid for in cash or common shares (at the then market price) at Yamana's option.

                    Completion of the acquisition is subject to a number of conditions including Toronto Stock Exchange approval, satisfactory completion of due diligence reviews and the NI 43-101 report, and the execution of a formal agreement. Yamana previously announced the acquisition of certain gold assets and indicated that it would raise a minimum of $CDN 10 million. However, Yamana plans to target a much larger financing and is currently structuring the terms of that financing based on the outcome of Yamana's other acquisitions, negotiations, and receipt of NI 43-101 reports. Other than the cost of the feasibility study for Chapada, no further proceeds from the proposed financing would be required for the acquisition of the Chapada project.

                    Canaccord Capital Corporation has been retained as lead agent in respect of the financing and has been acting as Santa Elina's advisor in respect of the asset sale. Westwind Partners Inc. has been retained by Yamana to provide financial analysis and advice on structuring and implementing the acquisition.

                    Yamana Resources Inc. is a Canadian company, listed on the Toronto Stock Exchange with a focus on gold exploration and production in South America. A significant suite of gold exploration properties in Argentina is under earn-in option to the Peruvian gold producers, Buenaventura and Hochschild. With this acquisition, the recent Cumaru acquisition and other acquisitions being pursued, Yamana's goal is to become an intermediate gold producer with significant positions in all major areas of Brazil and to continue to consolidate gold opportunities in Brazil.



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NEWS RELEASE (Q1-03-8) Continued                                   May 28, 2003
                                                                    Page 3 of 3



For further information, contact:

Victor H. Bradley                             Toronto Stock Exchange Symbol: YRI
President and CEO                               Home Page: http://www.yamana.com
E-mail: Investor@yamana.com               Tel: (509) 838-6615 Fax: (509) 8380714



FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.